Exhibit 99.14
DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
October 29, 2009
Cenovus Energy Inc.
421 — 7th Avenue SW
Calgary, Alberta T2P 0M5
Canada
Ladies and Gentlemen:
     We hereby consent to the use and reference to our name and reports evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2008, and the information derived from our reports, as described or incorporated by reference in Cenovus Energy Inc.’s Registration Statement on Form 40-F, filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.
Very truly yours,
By: /s/ DeGolyer and MacNaughton